HABIT CARBON II, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2016

Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT



To the Ownership of
Habit Carbon II, LLC
1553 Platte St #130
Denver, CO 80202

We have reviewed the accompanying balance sheet of Habit Carbon II, LLC. as of December 31, 2016, the related statement of operations, and statement of cash flow for the year then ended. A review includes primarily applying analytical procedures to management's (owners') financial data and making inquiries of company management (owners). A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management (owners) is (are) responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Accountant's Responsibility
Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's Conclusion
Based on our review, there was no activity during the period and we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Front Range CPA
Englewood, Colorado 80112

Heather Kearns

November 2, 2018

HABIT CARBON II, LLC

BALANCE SHEET
December 31, 2016

Assets

Current Assets	$	-
Total Assets	$	-

**Liabilities And Partners' Capital**

Current Liabilities	$	-
Partners' Capital		-
Total Liabilities And Partners' Capital	$	-

STATEMENT OF INCOME AND PARTNERS'
CAPITAL For The Year Ended December 31, 2016

Revenue	$ -
Operating Expenses	-
Net Operating Income/(Loss) Net Income/	-
(Loss)	-
Partner Capital Contributions	-
Partners' Capital - End Of Year	$ -

HABIT CARBON II, LLC
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2016

Cash Flows From Operating Activites		
Net loss	$	-
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Changes in assets and liabilities:		-
Net Cash Used In Operating Activities		-
Cash Flows From Investing Activities		-
Cash Flow From Financing Activities		-
Net Increase In Cash		-
Cash - Beginning Of Year		-
Cash - End Of Year	$	-

NOTES TO FINANCIAL STATEMENTS
December 31, 2016

1. Nature Of Business And Significant Accounting Policies

Habit Carbon II, LLC (the Company), is a Colorado limited liability company, which will own and operate a restaurant located in Denver, Colorado. The Company was organized on November 12, 2014. There was no activity during 2014 through 2016.

Basis of presentation

These financial statements and related notes are presented in accordance with the accounting principles generally accepted in the United States ("U.S. GAAP") and are expressed in U.S. dollars. In the opinion of management, the accompanying financial statements present fairly in all material respects the financial position as of December 31, 2016.